December 20, 2007

Mail Stop 4561

<u>Via U.S. Mail and Fax (212-785-5867)</u>
Mr. Zhengquan Wang
Chief Executive Officer
China Agro Sciences Corp.
101 Xinanyao Street
Jinzhou District
Dalian, Liaoning Province, PRC 116100

> RE: **China Agro Sciences Corp.**
> **Forms 10-K and 10-K/A for the period ended September 30, 2006**
> **Filed January 16, 2007 and January 24, 2007**
> **File No. 0-49687**

Dear Mr. Wang:

We have reviewed your response letter dated December 14, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Several of your responses indicate that you will include revised disclosure in your amendment. We remind you that we may have additional comments upon reviewing the amendment.

Financial Statements – General

2.   We have reviewed your responses to prior comment 2. Please be sure that disclosure throughout the document is similarly updated as necessary.

3.   We have reviewed your response to prior comment 4. The change discussed in your response represents a restatement. Please be sure to identify the appropriate columns as restated in your amendment, include a note to the financial statements that explains the restatement, and file Form 8-K pursuant to Item 4.02.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3780.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant